

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2025

Horatio Lonsdale-Hands
Chief Executive Officer
Buda Juice, LLC
4030 Black Gold Drive,
Dallas, Texas 75247

> **Re: Buda Juice, LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 1, 2025**
> **File No. 333-289874**

Dear Horatio Lonsdale-Hands:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Risk Factors
Risks Relating to This Offering, page 28

1. We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. Revise to discuss the risks related to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim

in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, discuss this forum selection provision in the Description of Capital Stock section.

Business
Intellectual Property, page 52

2.   We note your revisions in response to prior comment 8 and reissue in part. Please disclose the duration of your trademarks.

Management, page 55

3.   We note disclosure in the table on page 55 that Mo Hayat is a director nominee and that your board is expected to be comprised of seven directors. This appears inconsistent with disclosure on page 58 that your board is expected to be comprised of six directors. Please advise or revise. Further, please update your beneficial ownership table on page 64 to provide information for Mo Hayat. Finally, please revise to update the bracketed information on pages 58 to 60 related to your director independence and committee memberships.

Executive and Director Compensation
Director Compensation, page 62

4.   We note your revisions in response to prior comment 11 and reissue in part. Please provide compensation information for the last completed fiscal year for Bryan Herr, Bernard Lucien Nussbaumer and Horatio Lonsdale-Hands. Refer to Item 402(r) of Regulation S-K.

Principal Stockholders, page 64

5.   Please tell us how you calculated the totals in the "All directors and executive officers as a group" row. In this regard, it appears that the share ownership for each beneficial owner is identical in the "Beneficial Ownership Before the Offering Common Stock" and "Beneficial Ownership After the Offering Common Stock" columns except for that of Horatio Lonsdale-Hands's beneficial ownership, which reflects the Stock Redemption of 500,000 shares per footnote (4). However, the difference in the "All directors and executive officers as a group" totals for the two columns is 500,360 shares instead of 500,000 shares. Further, we note that the "All directors and executive officers as a group" row includes the shares beneficially owned by 2469447 Ontario Ltd., your 5% stockholder. However, we note that there is no indication that this stockholder is related to your directors and executive officers. Please advise or revise.

Exhibit 10.1 Stock Incentive Plan, page II-2

6.   We note your response to prior comment 17 and reissue in part. Please file your indemnification agreements with each of your directors and executive officers. Further, please reconcile the description of Exhibit 10.1 in the exhibit index, which appears inconsistent with the exhibit title of 2025 Equity Incentive Plan. Additionally, please advise if Exhibit 10.1 is the same as the "2025 Incentive Award Plan" referenced on page 62 and revise to clarify. Finally, please revise the Executive and Director Compensation section to disclose the material terms of Exhibit 10.1 and the 2025 Incentive Award Plan.

Exhibit 107 Filing Fee Table, page II-2

7.   We note that you are relying on Rules 457(o) and 457(g). Please revise the "Maximum Aggregate Offering Price" column of your fee table to reflect the maximum offering price that you disclose in your prospectus for all offered securities, including the over-allotment shares to be offered to the public and underwriter warrants or advise. In this regard, it appears that you used the low end of your price range of $7.50 instead of the high end range of $9.

Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-2

8.   It appears that the underwriter's warrants will be governed by New York law. Refer to Sections 6(e) of the Form of Underwriter's Warrants and 8.6 of the Initial Form of Underwriting Agreement, filed as Exhibits 4.2 and 1.1, respectively. If true, please have New York counsel opine that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, and update the Experts section as appropriate. Refer to Sections II.B.1.f and II.B.3.b of Staff Legal Bulletin No. 19.

Part II Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

9.   Please revise to update your exhibit index as follows:
   • Please file your articles of incorporation and bylaws or instruments corresponding thereto as currently in effect. Refer to Items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.
   • We note that you deleted Exhibit 4.1 Form of Registrant's Common Stock Share Certificate. Please revise to file this exhibit.
   • Please refile Exhibits 10.3 and 10.4 in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 75, June 2025) and Item 301 of Regulation S-T.

General

10.   Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:
   • We note your response to prior comment 19 and reissue in part. We note disclosure on page 59 still provides that Barrett Evans is expected to serve on

> your audit committee. However, this individual is not disclosed on page 55. Please revise to clarify.

- Reconcile disclosure on the cover page that you are registering 266,666 shares of Common Stock underlying warrants with disclosure elsewhere that this number is 266,667.

- Reconcile disclosure on page 8 that you intend to apply to have your Common Stock listed on NYSE with disclosure on page 74 that your Common Stock is listed on NYSE.

- We note disclosure on page 40 regarding lease obligations of (i) $188 due within the next 12 months; (ii) $683 due beyond 12 months; (iii) $793 due through 2030; and (iv) future minimum lease payments of approximately $981. It appears that these numbers should be in thousands. In this regard, refer to the disclosure on page F-10 of future lease obligations stated in thousands. Please advise or revise.

- Reconcile references to "articles of incorporation and bylaws," "amended and restated certificate of incorporation and amended and restated bylaws," and "certificate of incorporation and bylaws" to clarify if these titles refer to the same documents. Refer to pages 31, 65 and II-2.

Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Soyoung Lee